Filed Pursuant to Rule 253(g)(2)

File No. 024-10770

HALL STRUCTURED FINANCE II, LLC

SUPPLEMENT NO. 2 DATED SEPTEMBER 30, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2018

This document supplements, and should be read in conjunction with, the offering circular of Hall Structured Finance II, LLC (the “Company”, “we”, “our” or “us”), dated January 12, 2018 and filed by us with the Securities and Exchange Commission on January 16, 2018 (the “Offering Circular”), as previously supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our business activities for the third quarter of 2018; and
•	Status of the Offering.

Update on Our Business Activities

During the third quarter of 2018, we closed two loans for an aggregate of approximately $68.4 million of new Financings.  Both loans were first mortgage construction loans and bear interest at rates of LIBOR plus 8.93% and 8.95% per annum and mature on September 1, 2021.  The table below summarizes additional information relating to these Financings. As of the date of this supplement, two loans in the existing portfolio have been fully repaid in 2018. In May 2018, the borrower for the Gale Residence in Ft. Lauderdale, Florida repaid the existing principal amount of $23,550,000 in full. In August 2018, the borrower for the Doubletree Hilo in Hilo, Hawaii repaid the existing principal amount of $18,500,000 in full. In both instances, the borrower also paid all required fees and accrued interest.

Property	Location	Property Type		Property Status (1)	Loan Commitment	Loan to Dev Cost	Loan Collateral	Loan Int Rate	Loan Maturity Date (2)
Hampton Inn	Riverview, FL	Hotel	124 Rooms	U/C	$15,375,000	78.4%	1st Mortgage	L+8.93%	9/1/2021
Marriott Autograph	Scottsdale, AZ	Hotel	177 Rooms	U/C	$53,000,000	69.6%	1st Mortgage	L+8.95%	9/1/2021
TOTAL					$68,375,000

(1)	Represents under construction

Status of the Offering

As of the date of this supplement, we have sold an aggregate of $38.1 million of Debentures.